UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-204177*

AVINTIV SPECIALTY MATERIALS INC.

(Exact name of registrant as specified in its charter)

9335 Harris Corners Parkway, Suite 300

Charlotte, North Carolina 28269

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Senior Notes due 2019

Guarantees of the 6.875% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

* AVINTIV Specialty Materials Inc. (f/k/a Polymer Group, Inc.) (the “Company”) was also contractually obligated to file periodic reports with the SEC pursuant to the terms of the indenture, dated as of January 28, 2011 (as amended and supplemented, the “Secured Indenture”), among the Company, the guarantors party thereto and Wilmington Trust Company, as trustee (the “Trustee”), relating to the Company’s 7.75% Senior Secured Notes due 2019. On October 1, 2015, the Company effected a satisfaction and discharge of the Company’s obligations under the Indenture and will no longer file reports with the Securities and Exchange Commission pursuant to the Secured Indenture.

Pursuant to the requirements of the Securities Exchange Act of 1934, AVINTIV Specialty Materials Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 1, 2015	AVINTIV SPECIALTY MATERIALS INC.

	By:	/s/ April Miller Boise
		Name:	April Miller Boise
		Title:	Senior Vice President, General Counsel, Head of Global Mergers & Acquisitions and Secretary